November 15, 2005

MAIL STOP 3561

via U.S. mail and facsimile

Richard Novis, President
Northern Explorations, Ltd.
470 Granville Street, Suite 1120
Vancouver, B.C. V6C 1V5

Re:      Northern Explorations, Ltd.
	Form SB-2, Amendment 3 filed September 29, 2005
	File No. 333-125068

Dear Mr. Novis:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page of Prospectus
1. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.
2. We repeat our requests in comments number two and three of our prior letter dated September 2, 2005 to use bold face or italics to highlight the information on the cover page and in the risk factor headings.


Directors, Executive Officers, Promoters and Control Persons, page
8
3. Revise to describe in further detail the "marketing, promotion
and
investor relations services" provided by 416398 B.C. Ltd dba Micro
Cap et al.
4. We note your response to comment seven.  Advise us why conflict of
interest disclosure is not required regarding Mr. Novis` role as president, secretary, treasurer and a director of International Oil &
Gas in connection with Northern Exploration Ltd.   We may have
further comment.
5. Please revise to indicate the number of hours per week that Richard Novis will devote to Northern Explorations Ltd.


Security Ownership of Certain Beneficial Owners and Management,
page
9
6. Please revise to indicate the number of persons in the group of officers and directors.


Description of Business, page 11
In General, page 11
7. Please revise the fifth paragraph of this section to state, if true, that you will not enter into a merger or acquisition within the next twelve months as requested in comment number 11 of our prior letter dated September 2, 2005. You must address your plan of operations for the next 12 months. Please note our comment number one, as follows, in our letter dated June 29, 2005:

"Your disclosure indicates the following [indications that you are a blank check company]: that you are an exploration stage company; that you have not yet begun the initial phase of exploration; that you have not yet identified any economic mineralization on your claim and that you have not performed any work on the property to date; that your sole officer and director has no technical training nor technical experience in mineral exploration; that you do not have any verbal or written agreement regarding the retention of any qualified engineer or geologist for this exploration program; that access to the property is only practical by helicopter; that you have no revenues to date; that your payment for the sole claim that you beneficially own has consisted of the stock the selling shareholders are selling in this offering and $2,500 with no additional required expenditures until December 31, 2006; that you have cash of only $27,672; that you do not have any plan in place for any future equity financing or loans; and that the auditor has substantial doubt about your ability to continue as a going concern."

8. We note your statements that Phase I is complete and Phase II is
in progress and that Phase II will take one month to complete. We also note your statement that "we have not yet commenced the initial phase of exploration on the Cade claim."  Additionally, we note your
statement that "until we complete the phase one and two programs, which will take the next 12 to 18 months to complete, we will not know ...."  Revise to reconcile your statements and update your disclosure to address the status of your mineral exploration. We may have further comment.


Description Location and Access, page 13
9. We repeat comment number 13 of our prior letter dated September
2,
2005, which comment stated:
 "In this filing you have added the disclosure that every time that
you conduct exploration on the Cade property, you will incur
$1,000
in helicopter costs in order to gain access to it. Please expand to discuss your estimate of the amount of money you will spend for a helicopter before you have completed exploration and development work on the claim.
Also, provide a general discussion regarding how frequent it is in your industry to explore, develop and mine a claim which one can reached only by helicopter and whether there are indications that this an achievable goal. Disclose the basis for your assertions in this regard. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry.
In addition, disclose each material hardship that you must overcome because the claim is accessible only by helicopter, including, but not limited to, whether this circumstance will prolong the process and whether, and how, it will impact your choice of machinery."
We may have further comment.

Title to the Cade Claim, page 13
10. Revise to update this section to indicate whether the claim deadline extended to August 28, 2006.


Geological Report, page 14
11. We repeat comment number 15 in our prior letter dated
September
2, 2005, which comment stated:
"We have reviewed your response to our prior comment 27. Please expand to disclose, generally, the anticipated activities in the exploration process beyond phases I and II. Please include the reasons and expected cost of that exploration and the expected time frame for that exploration. Your disclosure must describe all anticipated activities in the 12 months following effectiveness of the registration statement. In addition, please specify when you will make the determination whether to continue or not. Describe the criteria you will consider in making your decision. Please specify your plans if you determine that you will not proceed."

You have stated in this section that phase I will take one month and, on page 15, that phase II will take one month. Revise to comply with prior comment number 15 in this section and the Plan of Operations section. In addition, please resolve the apparent discrepancies in time frames for phases I and II.

Also, address the disclosure the information about phase III from
Mr.
Nicholson`s report.  Explain the discrepancies between Mr.
Nicholson`s apparent assumption that you will need to spend
$15,000
on a helicopter in phase III and your disclosure that "[o]nce it has been determined that there are economic reserves a mine road would be installed for greater access to the property."


Plan of Operations, page 17
12. Revise to describe Phase II in greater detail. Specify the activities involved and disclose the time frame and cost of each activity.


Exhibits
13. Please remove from the list of exhibits the geological report of
Mr. Nicholson. Industry Guide 7 does not allow the attachment of technical reports to SEC documents. In the future, please provide it supplementally rather than as an exhibit.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters.
Please contact Susann Reilly at (202) 551-3236 with other questions.

      Sincerely,



      John Reynolds
      Assistant Director
      Office of Emerging Growth Companies

cc:  	Joseph Emas, Esq.
      By facsimile to (305) 551-1274
??

??

??

??

Northern Exploration Ltd.
November 15, 2005
Page 5